UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 24, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 24, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

Management Proposal
EGM



Information:

Shareholders' Extraordinary General Meeting

June 28, 2022

Time: 14:30

Location: Avenida João Cabral de Mello Neto, 850, Torre Sul, Térreo - Auditório, Barra da Tijuca, City and State of Rio de Janeiro

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

TIM

SUMMARY

Item	Subject
1	Call Notice
2	Information on the Transaction (Annex 19 of CVM Ruling No. 481/09)
3	Appraisal Report of Article 256 of the Brazilian Corporation Law
4	Right to Withdraw (Annex 20 of CVM Instruction No. 481/09)
5	Information about the Appraiser Experts (Annex 21 of CVM Ruling No. 481/09)
6	Copy of the work proposal and remuneration of the Appraiser Experts (Item 3 of Annex 21 of CVM Ruling No. 481/09)
7	Appointed Members of the Company's Board of Directors for ratification
8	Participation of Candidates for Members of the Company's Board of Directors in the Meetings of the Advisory Committees

1. Call Notice

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Shareholders of TIM S.A. ("Company") are hereby called, pursuant to Section 124 of Law No. 6,404/76, to attend the Company's Extraordinary General Shareholders' Meeting ("General Meeting"), to be held, on first call, on June 28th, 2022, at 2.30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

(1) To ratify the appointment, by the Company's management, of Apsis Consultoria Empresarial Ltda. ("Appraiser") as the specialized company responsible for preparing the appraisal report, according to the fair value criteria, on the shares issued by Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani"), pursuant to and for the purposes of Section 256 of Law No. 6,404 of December 15th, 1976 ("Corporation Law" and "Appraisal Report," respectively);

(2) To approve the Appraisal Report;

(3) To ratify, pursuant to Section 256 of the Corporation Law, the Company's acquisition of shares representing 100% of the capital stock of Cozani, as provided in the Share Purchase Agreement and Other Covenants executed, among others, between the Company and Oi S.A. – Em Recuperação Judicial on January 28th, 2021, as amended on April 13th, 2022 ("Transaction"); and

(4) To ratify the appointments of the Company's Board of Directors' Members, previously appointed at the Board of Directors' Meeting held on April 26th, 2022.

General Directions:

1. All documents and information regarding the subjects to be analyzed and resolved on at the

Extraordinary General Shareholders' Meeting are at the Shareholders disposal at the Company's head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2. In accordance with Section 4, I, of CVM Instruction No. 481/2009 and for the purposes of CVM Instruction No. 165/1991, we inform that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Company's Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/76.

3. The Shareholder may participate either in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/76 and of §§ 1 and 2 of Section 12 of the Company's Bylaws, as well as by distance voting ballot, following the detailed guidelines below:

a. **In person:** The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. **By proxy:** The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, in original or notarized copies, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c. **By distance voting ballot:** The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company's shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders' Meeting, as informed in the Voting Instructions.

4. The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the

Investor Relations Officer, Mrs. Camille Loyo Faria, at Avenida João Cabral de Mello Neto, 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), May 24th, 2022

Nicandro Durante

Chairman of the Board of Directors

2. INFORMATION ON THE TRANSACTION (ANNEX 19 OF CVM RULING No. 481/09)

Item 2

Information on the Transaction

(Annex 19 of CVM Ruling No. 481/09)

(1) Describe the business

The transaction to be ratified is the acquisition by the Company, which took place on April 20, 2022 ("Closing Date"), of all shares issued by Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani"), free and clear of any liens, encumbrances or restrictions, for the purchase price of R$6.98 billion ("Closing Purchase Price"), including an expected of net cash position of R$51,14 in Cozani ("Transaction").

In addition to this amount, the Transaction also includes: (i) the possibility of payment until March 31, 2023 of a price complement of up to R$230 million, conditioned to the fulfillment of certain targets for the release of frequencies and migration of clients; (ii) the amount of R$250.72 million as remuneration for the transition services to be rendered by Oi S.A. – Em Recuperação Judicial ("Oi") for a period of 12 months from the Closing Date; and (iii) the execution of a capacity use and transport agreement with Brasil Telecom Comunicação Multimídia S.A. ("V.Tal") for a period of 10 years with gradual reduction of the hired capacity and a net present value of approximately R$476.00 million.

Cozani is one of three special purpose entities ("Mobile Assets SPEs") that received all the assets, obligations and rights related to the activities of Oi, Oi Móvel S.A. – Em Recuperação Judicial ("Oi Móvel") and Telemar Norte Leste S.A. ("Telemar", together with Oi and Oi Móvel, the "Oi Group") ("Mobile Assets UPI").

The shares of the other Mobile Assets SPEs were acquired on the same date by Telefônica Brasil S.A. ("Telefônica") and Claro S.A. ("Claro") (together with the Company, the "Buyers").

As provided in the Share Purchase and Sale Agreement and Other Covenants entered into on January 28, 2021 between, on the one hand, the Oi Group and, on the other hand, Buyers, as amended by the 1st Amendment on April 13, 2022 (the "Purchase and Sale Agreement"), the Oi Group segregated the assets, obligations and rights of Mobile Assets UPI into the three Mobile Assets SPEs, and each Buyer acquired, on the closing act, one hundred percent (100%) of the shares representing the capital stock of each Mobile Assets SPE, on an absolutely independent basis. It should be noted that there was at no time and there will be no corporate bond among the Buyers, which will remain totally independent from each other.

The acquisition of Cozani by the Company (and the other Mobile Assets SPEs by the other Buyers) was carried out as provided for and expressly authorized by the amendment to the judicial reorganization plan of Oi and others ("Amended Plan") approved by the general meeting of creditors held on August 9, 2020 and ratified by decision rendered by the Court of the 7th Business Court of Rio de Janeiro (*7ª Vara Empresarial do Rio de Janeiro*) ("Reorganization Court") within the scope of the judicial reorganization process of Grupo Oi ("Judicial Reorganization") and complying with all the previous conditions established in the decisions of the Administrative Council for Economic Defense (*Conselho Administrativo de Defesa*

Econômica) ("CADE") and Agência Nacional de Telecomunicações ("ANATEL"), which approved the acquisition of each of the three Mobile Assets SPEs by each Buyer.

(2) Inform the reason, under the bylaws or legal, for which the business was submitted to the approval of the meeting

As provided for in article 256 of Law No. 6,404/76 ("Brazilian Corporation Law"), the acquisition, by a publicly-held company, of the control of any corporation depends on the approval or ratification by the general meeting of shareholders of buyer, especially convened for this purpose, when one of the following events is verified: (i) the purchase price constitutes a relevant investment (article 247, sole paragraph) for the purchaser; or (ii) the average price of each share or quota exceeds one and a half times the greatest of the following three values: (a) the average trailing price for the shares on stock exchange or organized over-the-counter market during the ninety days prior to the deal date; (b) the net asset value (article 248) of each share or quota, marked to market (article 183, paragraph 1); or (c) the net profit of each share or quota, which may not exceed fifteen times the annual net profit per share (article 187, VII) during the last two financial years, monetarily adjusted.

The Transaction is submitted to the ratification of the Company's Shareholders in compliance with the provisions of Art. 256, I of the Brazilian Corporation Law, due to the fact that the purchase price constitutes a relevant investment for the Company, in accordance with the provisions of the sole paragraph of Art. 247 of the Brazilian Corporation Law.

(3) In relation to the company whose control has been or will be acquired

a) **Inform the name and identification**: Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a privately-held corporation, duly incorporated and existing under the laws of the Federative Republic of Brazil, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Lavradio, No. 71, suites 201/801, Centro, Zip Code 20.230-070, enrolled with the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 36.012.579/0001-50 and enrolled with the Board of Trade of the State of Rio de Janeiro (JUCERJA) under NIRE No. 33.300.333.291.

b) **Number of Shares or Quotas of each class or kind issued**: Cozani's capital stock consists of 2,752,149,261 (two billion, seven hundred and fifty two million, one hundred and forty-nine thousand, two hundred and sixty one) common shares, all registered and with no par value

c) **List all controlling companies or members of the control block, direct or indirect, and their stake in the capital stock, if they are related parties, as defined by the accounting rules that deal with this subject**: Cozani is currently controlled by the Company, being controlled by Oi S.A. – Em Recuperação Judicial until its acquisition by the Company, which are not related parties.

d) **For each class or kind of shares or quota of the company whose control will be acquired, inform**:

   i. **Minimum, average and maximum price of each year, in the markets in which they are traded, in the past three (3) years**

It does not apply, since the shares of Cozani are not subject to market trading

ii. **Minimum, average and maximum price of each quarter, in the markets in which they are traded, in the past two (2) years**

It does not apply, since the shares of Cozani are not subject to market trading

iii. **Minimum, average and maximum price of each month, in the markets in which they are traded, in the past six (6) months**

It does not apply, since the shares of Cozani are not subject to market trading

iv. **Average quotation, in the markets in which they are traded, in the past 90 days**

It does not apply, since the shares of Cozani are not subject to market trading

v. **Net equity value at market prices, if information is available**

Considering the unique characteristics of the formation of Cozani's shareholders' equity, which adopted a regulatory-competitive logic in order to insert assets the Company's presence in areas ("DDDs") where it had less presence and respect the limits permitted by the applicable frequency regulation for ownership of rights of radio use defined by ANATEL, it was defined that the most appropriate criterion to define the value of Cozani for the Company would be to establish the economic value of the Company's synergies with the part of Oi Móvel's assets, rights and obligations, used in its transactions on December 31, 2021 (reference date), which composed the net equity of Cozani. Accordingly, information on the net equity value at market prices is not available. Nevertheless, the Company in a conservative way will grant the right to withdraw to the shareholders pursuant to articles 137 and 256, §2 of the Brazilian Corporation Law.

vi. **Value of annual net profit in the past two (2) fiscal years, monetarily adjusted**

Considering that Cozani did not exist as an independent company until the release of part of the assets, rights and obligations of Oi Móvel on February 9, 2022 and that, therefore, it did not have independent accounting until then, there is no way to provide the annual net profit in the last two fiscal years.

(4) Main terms and conditions of the business, including:

a) **Identification of sellers:** OI S.A. – Em Recuperação Judicial, a publicly-held corporation, enrolled with CNPJ/ME under No. 76.535.764/0001-43, headquartered and main establishment at Rua do Lavradio, 71, 2nd floor, Centro, Rio de Janeiro – RJ, Zip Code 20230-070.

b) **Total number of shares or quotas acquired or to be acquired:** 2.752.149.261 (two billion, seven hundred and fifty-two million, one hundred and forty-nine

thousand, two hundred and sixty-one) common registered shares with no par value issued by Cozani.

c) **Total price:** The Closing Purchase Price at closing was 6,343,294,231.62 (six billion, three hundred and forty-three million two hundred and ninety-four thousand, two hundred and thirty-one reais and sixty-two cents), subject to price adjustments provided for in the Purchase and Sale Agreement, according to the confirmation on the one hundred and twenty (120) days following the Closing Date of variations in capital expenditure, net income, net gain, net debt and working capital of the Mobile Assets SPEs as well as other adjustments established on the Purchase and Sale Agreement ("Shares Purchase Price"). In addition to this amount, the Company may make an additional payment, until March 31, 2023, of a price complement of up to R$230 million, conditioned to the fulfillment of certain targets for the release of frequencies and migration of clients.

d) **Price per share or quota of each kind:** R$ 2,30.

e) **Payment method:** Of the Closing Purchase Price free of any withholding at source or deduction of any tax or bank commissions, (i) R$ 634.33 million was retained by the Company, as provided for in the Purchase and Sale Agreement, to meet the needs of the possible price adjustment in one hundred and twenty 120) days following the Closing Date, as described in item "c" above ; (ii) the remaining portion, of R$6.35 billion, was paid on the Closing Date in Brazilian currency and in immediately available funds, by means of online electronic transfer – TED as follows: (a) R$ 2.06 billion for the account and order of Oi to the National Bank for Economic and Social Development – BNDES as established on the Purchase and Sale Agreement and on Oi's Judicial Reorganization Plan, as amended; (b) the balance of R$ 4.29 billion to the current account held by Oi.

f) **Conditions precedent to which the business is subject:** All conditions precedent to which the Transaction was subject were fulfilled or waived by the Buyers, pursuant to the terms of the Purchase and Sale Agreement:

g) **Summary of the representations and warranties of the sellers:** The Oi Group provided several representations and warranties in the Purchase and Sale Agreement, in particular on: (i) organization, regularity, legitimacy, power and corporate competence; (ii) ownership and issuance of shares, securities in circulation, books and records; (iii) validity, absence of violations, consents and authorizations; (iv) compliance with laws; (v) licenses; (vi) relevant contracts; (vii) contracts entered into with related parties; (viii) absence of impeding litigations; (ix) obligations; (x) normal course of business; (xi) employees; (xii) financial statements and absence of hidden liabilities; (xiii) assets; (xiv) solvency; (xv) Mobile Assets UPI; (xvi) issues related to ANATEL legislation; (xvii) tax issues; (xviii) conduction of disputes; (ixx) intellectual property; and (xx) the representations and warranties.

h) **Rules on indemnification of buyers:** The Purchase and Sale Agreement provides for several indemnification mechanisms of Buyers, which can be summarized as follows:

   a. Obligation to Indemnify. In summary, The Oi Group shall indemnify Buyers for: (i) errors or violations in their representations and warranties; (ii) breach of contractual clauses or nonperformance of obligations; (iii)

acts and facts prior to the closing date for which it is responsible; and/or (iv) act or facts related to the Post Closing Segregation.

b. Limitations to the Indemnification. Except for losses arising from acts provenly committed with intent or fraud, which will not be limited to any amount or term, the amount for indemnification of the Oi Group is subject to the following limitations: (i) amount ceiling (*cap*) equivalent to ten percent (10%) of the Share Purchase Price, for (a) errors or violations in its representations and warranties and (b) acts and facts prior to the closing date for which it is responsible; (ii) amount ceiling (*cap*) equivalent to the Share Purchase Price, for breach of contractual clauses or nonperformance of obligations; (iii) minimum dispute amount (*de minimis*) of two hundred thousand reais (R$200,000.00) for individual loss, except for losses in consumer lawsuits, which must have a minimum aggregate dispute amount (*de minimis*) of two hundred thousand reais (R$200,000.00); and (iv) indemnification will be payable only when the sum of all losses accounted for exceeds five million reais (R$5,000,000.00) (*basket*).

c. Deadline. As a general rule, the indemnification obligations will remain in force until the date of the sixth (6th) anniversary of the Operation closing date, however, such period will be stayed until final resolution of an ongoing dispute.

i) **Necessary government approvals:** The consummation of the Operation was approved by CADE and ANATEL.

j) **Guarantees Granted:** No guarantees were granted, except for the retained amount of 10% of the Closing Price, which may be used to offset any price adjustments or losses arising from the segregation of post-closing assets.

(5) Describe the purpose of the business

The purchase of a large part of OI Móvel's operation, as described herein, represents a transformational transaction for the Company, allowing the rebalancing of competition among the three major operators, at national level. The customer base transferred to TIM through the transaction strategically completes the Company's presence in regions with lower market share, improving its competitiveness in these markets. In addition, the infrastructure will allow the Company to have the widest coverage of the country.

(6) Provide analysis of business benefits, costs and risks

The Company estimates that there will be significant value increase as a result of the transaction, as presented in the valuation report included as item 3 of this Management Proposal, especially with regard to infrastructure and commercial aspects. The benefits will materialize from the beginning, through scale increase and availability of additional spectrum. Additional potential upsides can also be obtained in the following months.

Integration-related risks should be mitigated by the existence of the Transition Services Agreement that OI will provide for 12 months after the Closing Date.

(7) Specify what costs will be incurred by the company if the business is not approved

The Transaction was approved by CADE and ANATEL e by all governance bodies of the Company and its controlling shareholder.

(8) Describe the sources of funds for the business

Company's own capital from the Company's available cash funds.

(9) Describe the senior managers' plans for the company whose control has been or will be acquired

The intention of the Company's officers is to promote the incorporation of Cozani in the following months, in order to allow the integration of its operation, in particular its customers, infrastructure and spectrum, aiming at the rapid use of scale and synergies derived from the operation.

(10) Provide justified statement of senior managers recommending business approval

The Company's senior management recommends that the Shareholders ratify the Transaction. As previously indicated, the senior management believes that the Transaction represents an important step in its strategy and will add value to the Company and its shareholders, to its customers and to the sector as a whole. From the Company's and its shareholders' perspective, the value comes from the opportunity to accelerate its growth and increase operational efficiency through scaling up and the use of synergies. From the customer's perspective, the Transaction will promote gains in the experience of use and improvement in the quality of the service provided, in addition to the possibility of launching new products and offers. The telecommunications market in general will benefit from increased investment capacity, technological innovation and increase of competition.

(11) Describe any existing corporate relation, even if indirect, between:

a) Any of the sellers or the company whose control has been or will be disposed of; and

b) Company-related parties as defined by the accounting rules dealing with this matter

Neither Sellers nor Cozani have any direct or indirect corporate relation with parties related to the Company.

(12) Inform details of any business carried out in the last two (2) years by parties related to the company, as defined by the accounting rules that deal with this matter, with equity interests or other securities or debt instruments of the company whose control has been or will be acquired

There is no business carried out in the last two (2) years by parties related to the Company, with equity stakes or other securities, including debt securities from Cozani.

(13) Provide a copy of all studies and appraisal reports, prepared by the company or by third parties, which subsidized the purchase price negotiation

Copy of the appraisal report for the acquisition of Cozani's shareholding control, prepared by Apsis Consultoria Empresarial Ltda. in accordance with the provisions of article 256, §1 of the Brazilian Corporation Law is available in Item 3 of this Proposal.

(14) Regarding third parties that have prepared studies or appraisal reports

a) Inform the name

Apsis Consultoria Empresarial Ltda.

b) Describe your capacity

Appraiser expert stands out in the market as a specialized consulting company, among other activities, in valuation and in generating value for its clients. Appraiser's credibility and agility make its services a reference for the market.

c) Describe how they were selected

Appraiser was selected based on its recognized performance in the segment of accounting analysis and economic-financial evaluations and value of its work proposal, compatible with market standards.

d) Inform whether they are company-related parties as defined by the accounting rules dealing with this matter

Appraiser is not a related party to the Company.

3. APPRAISAL REPORT OF ARTICLE 256 OF THE BRAZILIAN CORPORATION LAW

APPRAISAL REPORT AP-00195/22-01a

SPE COZANI

APPRAISAL REPORT:	AP-00195/22-01a	VALUATION DATE:	Dezember 31st, 2021

APPLICANT:

TIM S.A., hereinafter denominated **TIM**.

Publicly-held corporation, headquartered at Avenida João Cabral de Mello Neto, no. 850, Block 01, Rooms 0501 to 1208, Barra de Tijuca, City and State of Rio de Janeiro, registered with the CNPJ under no. 02.421.421/0001-11.

OBJECT:

Synergy for **TIM** of part of the assets, rights and obligations acquired from **OI MÓVEL S.A.**, hereinafter called **UPI ATIVOS MÓVEIS**, and **SPE COZANI**, referring to the portion acquired by **TIM**, respectively described below.

Closely-held corporation, headquartered at Setor Comercial Norte, Quarter 03, Block A, Floor Térreo-Parte 2, Ed. Estação, Asa Norte, in the City of Brasília and in the Federal District, enrolled with the CNPJ under no. 05.423.963/0001-11.

Closely-held corporation, headquartered at Rua do Lavradio, no. 71, Rooms 201/801, Centro, City and State of Rio de Janeiro, registered with the CNPJ under no. 36.012.579/0001-50.

PURPOSE:

Determining the economic value of **TIM's** synergies with **SPE COZANI**, to comply with article 256 (paragraph 1) of Law no. 6404/76 (Brazilian Corporations Law).

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., hereinafter APSIS, was appointed by TIM to determine the economic value of TIM's synergies with SPE COZANI, in compliance with article 256 (§ 1°) of Law no. 6404/76 (Brazilian Corporations' Law).

In the present Report, we use the future profitability methodology, which is based on retrospective analysis, scenario projections and discounted cash flows. The economic-financial modeling begins with the definitions of the macroeconomic assumptions for sales, production, costs and investments of the company or business unit being evaluated. The volume and price of service sales, costs and investments were forecasted according to TIM's and SPE COZANI's multi-year estimates.

ESTIMATES

Based on the cash flow of TIM's synergies with SPE COZANI projected for 09 (nine) years and considering perpetuity as of 2030, we discounted the results to present value, using a nominal discount rate of 10.8%.

FINAL VALUE FOUND

The following table presents the summary of the economic value of TIM's synergies with SPE COZANI, as of the valuation date of December 31st, 2021.

WACC	10.4%	10.8%	11.1%
Perpetuity growth rate	3.2%	3.2%	3.2%
OPERATIONAL VALUE OF SPE COZANI'S SYNERGIES FOR TIM'S OPERATION			
DISCOUNTED CASH FLOW (9 YEARS)	7,057,292	6,967,200	6,878,758
DISCOUNTED RESIDUAL VALUE	11,018,839	10,330,959	9,701,194
ENTERPRISE VALUE OF SYNERGIES (BRL Thousand)	18,076,131	17,298,159	16,579,952

INDEX

1. INTRODUCTION ---- 4
2. PRINCIPLES AND CAVEATS ---- 5
3. LIMITATIONS OF LIABILITY ---- 6
4. CHARACTERIZATION OF SPE COZANI ---- 7
5. VALUATION METHODOLOGY ---- 8
6. ECONOMIC-FINANCIAL MODELING ---- 11
7. CONCLUSION ---- 13
8. LIST OF ATTACHMENTS ---- 14

1. INTRODUCTION

APSIS, headquartered at Rua do Passeio, nº 62, 6th floor, Centro, city and state of Rio de Janeiro, enrolled with the CNPJ under no. 27.281.922/0001-70, was appointed by TIM to determine the economic value of TIM's synergies with SPE COZANI, in compliance with article 256 (§ 1) of Law no. 6404/76 (Brazilian Corporations' Law).

In the preparation of this work, data and information provided by third parties were used, in the form of documents and verbal interviews with the applicant. The estimates used in this process are based on the documents and information, which include, among others, the following:

- Balance sheet of SPE COZANI as of February 9, 2022;
- Balance sheet of TIM on the valuation date;
- Historical financial statements of TIM;
- Multiyear projections of TIM combined[1] with SPE COZANI;
- Multiyear projections of TIM on a Stand Alone basis;
- Share Purchase and Sale Agreement (SPA), executed on January 28, 2021, by and between OI, TIM, Claro S.A. and Telefônica Brasil S.A., and subsequently amended on April 13, 2022.

The professionals who participated in the realization of this work are listed below:

- BRUNO GRAVINA BOTTINO
  Director
- LIVIA CRISTINA TOLEDO DE SOUZA
  Projects
- LUIZ PAULO CESAR SILVEIRA
  Vice President
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)
- VICTOR HUGO VITORIANO
  Projects

[1] The TIM combined balance sheet considers TIM's balance sheet on the base date, aggregated with SPE COZANI's balance sheet in February 2022.

2. PRINCIPLES AND CAVEATS

The following information is important and should be carefully read.

The Report, object of the enumerated, calculated and particularized work, carefully obeys the fundamental principles described below:

- The consultants have no interest, direct or indirect, in the companies involved or in the operation, as well as no other relevant circumstances that could characterize a conflict of interest.
- APSIS' professional fees are in no way subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on true and correct data, diligence, research and surveys.
- Information received from third parties is assumed to be correct, and its sources are contained and cited in the Report.
- For projection purposes, we have assumed that there are no judicial or extrajudicial burdens or liens of any nature affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the methodologies adopted, if any, that may affect the analyses, opinions and conclusions contained in it.
- The Report was prepared by APSIS and no one other than its own consultants prepared the analyses and corresponding conclusions.
- APSIS assumes full responsibility on the matter of Appraisals, including those implied, for the exercise of its honorable duties, primarily established in its own laws, codes or regulations.
- This Report complies with specifications and criteria established by the Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards (IVS).
- The controller and the managers of the companies involved did not direct, limit, hinder, or practice any acts that have or may have compromised the access, use, or knowledge of information, assets, documents, or work methodologies that are relevant to the quality of the conclusions contained in this work.
- The internal process of preparation and approval of the Report involved the following main steps: (i) analysis of the documentation provided by management; (ii) analysis of the market in which the company is inserted and comparable companies; (iii) discussion and preparation of the financial projection, definition of the discount rate and conclusion of the valuation; (iv) sending the Report for independent internal review; (v) implementation of any improvements and suggested changes; and (vi) issuance of the final report.

3. LIMITATIONS OF LIABILITY

- In preparing this Report, APSIS has used information and historical data audited by third parties or unaudited, provided in writing by the applicant's management or obtained from the sources mentioned. Accordingly, APSIS has assumed that the data and information obtained for this Report is true and consistent, and takes no responsibility regarding its veracity.
- The scope of this work did not include auditing the financial statements or reviewing the work performed by its auditors. Accordingly, APSIS is not expressing an opinion on the Applicant's financial statements.
- We are not responsible for any losses incurred by the Applicant and its subsidiaries, its partners, officers, creditors, or other parties as a result of the use of the data and information provided by the applicant and contained in this Report.
- Our work is intended solely for the Applicant and its partners for internal information purposes, and is not applicable for any other purposes (tax, corporate and others). This Report shall not be published, circulated, reproduced, disclosed or updated for any purpose other than internal information, unless previously and expressly approved in writing by a legal representative of APSIS.
- The analyses and conclusions contained in this Report are based on several assumptions, made at the present date, of future operating projections, such as: prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Therefore, the future operational results of the company may be different from any forecast or estimate contained in this Report, especially in the event that later information becomes known that was not available at the time the Report was issued.
- This evaluation does not reflect events and their impacts occurring after the date of this Report.
- APSIS is not responsible for direct or indirect losses or loss of profits that may arise from the improper use of this Report.
- We emphasize that the conclusion of this Report will be understood by reading it in its entirety and its annexes, and therefore conclusions should not be drawn from its partial reading, as these may be incorrect or mistaken.
- The present scope does not include compliance with article 256 (Item I and Item II - paragraph 2) of Law no. 6.404/76 (Corporation Law). Thus, the scope aims to comply with the following paragraph of article 256:

> § 1 The proposal or the purchase contract, accompanied by an evaluation report, observing the provisions of Art. 8, §§ 1 and 6, will be submitted for prior authorization by the General Assembly, or its ratification, under penalty of liability of the administrators, instructed with all the elements necessary for the deliberation.

4. CHARACTERIZATION OF SPE COZANI

With beginning of operations in 2002, Oi Móvel S.A. was the mobile operator of the former Telemar, which began using the brand in their other products from 2007.

Active in all states of Brazil, Oi Móvel S.A. was responsible for mobile telephony services of Oi SA. It was the first mobile carrier in the country to adopt GSM technology, starting to offer the signal and voice channels digitally, which allowed cost reduction for both the company and the consumer.

Oi was also the first mobile operator to end the fine for changing carriers, and was the second to sell unlocked handsets, allowing consumers to switch freely between operators.

In a context of judicial reorganization since 2016, Oi segregated the assets, obligations and rights of part of its operation into three special purpose companies (SPEs) of mobile assets, which, in December 2020, were acquired by TIM, Telefônica Brasil S.A. (Vivo) and Claro S.A. (Claro). It is worth noting that TIM, Vivo and Claro acquired 100% (one hundred percent) of the shares representing the capital of each SPE, independently. Furthermore, it is important to emphasize that there was not at any time and will continue to be no corporate relationship between the acquirers, which remain completely independent from each other.

As informed by TIM's management, SPE COZANI is the SPE acquired by TIM, and its acquisition, as well as that of the other SPEs acquired by Vivo and Claro, was carried out as disclosed in the relevant facts, expressly authorized by the amendment to Oi's judicial reorganization plan and approved by the General Meeting of creditors within the scope of the judicial reorganization process of Oi Group ("Judicial Reorganization"). In addition, the transaction complied with all the conditions precedent set by the decisions of the Administrative Council for Economic Defense (CADE) and the National Telecommunications Agency (ANATEL), which approved the acquisition of the three mobile SPEs by the acquirers in January and February 2022, respectively.

5. VALUATION METHODOLOGY

INCOME APPROACH: DISCOUNTED CASH FLOW

This methodology defines the value of the company as the result of the projected net cash flow discounted to present value. This flow is composed of net income after taxes, plus non-cash items (amortization and depreciation) and deducted from investments in operating assets (working capital, plants, installed capacity, etc.).

The projective period of the net cash flow is determined by taking into account the time that the company will take to present a stable operational activity, i.e., without operational variations deemed relevant. The cash flow is then brought to present value, using a discount rate that will reflect the risk associated with the market, company, country, size, funding cost, and capital structure.

FREE CASH FLOW TO THE FIRM (FCFF)

To calculate the net cash flow, we used the Invested Capital as a measure of income, according to the following table, based on the most commonly accepted economic theories and practices in the valuation market.

NET CASH FLOW FROM INVESTED CAPITAL

Earnings before non-cash items, interest and taxes (EBITDA)

(-) Lease Payments (IFRS16)
(=) EBITDA with IFRS16
(-) Non-cash items (depreciation and amortization)
(=) Earnings before taxes (EBIT)
(-) Corporate taxes (IR/CSSL)
(=) Net profit after tax
(+) Non-cash items (depreciation and amortization)

(=) **Simple Balance***

(-) Capital expenditure (CAPEX)
(+) Other inputs
(-) Outras outputs
(-) Change in working capital
(=) Balance of the period

* The flow of synergies presented in this Report starts from the simple balance, considering the difference between the balances of TIM combined with SPE COZANI and TIM STAND ALONE.

RESIDUAL VALUE

After the end of the projection period, perpetuity is considered, which includes all the flows to be generated after the last year of the projection and their respective growth. The residual value of the company (perpetuity) is usually estimated by using the constant growth model. This model assumes that after the end of the projection period, net income will have a constant perpetual growth. The model then calculates the value of perpetuity in the last year of the projection period, based on the geometric progression model, and then discounts it to the present value for the first projection year.

DISCOUNT RATE - WACC

The discount rate to be used to calculate the present value of the returns determined in the projected cash flow represents the minimum return required by investors. One must consider that a part of the company will be financed by equity capital - requiring a higher return in relation to that obtained in an application of standard risk - and another part will be financed by third-party capital.

This rate is calculated by the Weighted Average Cost of Capital (WACC) methodology, in which the cost of capital is determined by the weighted average of the economic value of the components of the capital structure (own and third-party), described in the following tables.

Cost of equity	Re = Rf + beta*(Rm - Rf) + Rp + Rs
Rf	Risk-free rate: based on the annual U.S. Treasury interest rate for twenty-year bonds, considering long-term U.S. inflation.
Rm	Market Risk: measures the valuation of a fully diversified portfolio of stocks over a twenty-year period.
Rp	Country Risk: represents the risk of investing in an asset in the country in question, compared to a similar investment in a country considered safe.
Rs	Size Risk Premium: measures how much the size of the company makes it riskier.
beta	Adjusts the market risk for the risk of a specific sector.
Leveraged beta	Adjusts the sector beta to the company's risk.

Cost of equity	Rd = Company's Weighted Cost of Funding

Discount rate	WACC = (Re x We) + Rd (1 -t) x Wd
Re =	Cost of equity.
Rd =	Cost of third-party capital.
We =	Percentage of equity capital in the capital structure.
Wd =	Percentage of third-party capital in the capital structure.
t =	Company's effective tax rate.

VALUE OF THE COMPANY

The free cash flow to the firm (FCFF) is projected considering the overall operation of the company, available to all equity financiers, shareholders and other investors. However, it does not consider the impacts of the company's indebtedness. Thus, for the determination of the shareholders' value, it is necessary to deduct the overall indebtedness with third parties and add the available cash. Since this valuation aims to present the value of the synergies from the acquisition of SPE COZANI's assets through the difference between the flows of TIM combined and TIM STAND ALONE, the indebtedness was not added, since it would have equal or similar impact in both scenarios.

6. ECONOMIC-FINANCIAL MODELING

ASSUMPTIONS FOR FINANCIAL PROJECTION

As described previously, in this report we used the discounted cash flow methodology to determine the economic value of TIM's synergies with part of SPE COZANI's Assets, Rights and Obligations, to comply with Article 256 of Law no. 6404/76 (Brazilian Corporations Law), Paragraph 1.

The economic and financial modeling of the synergies was conducted in order to demonstrate their estimated cash generation capacity in the period considered, and basically used the information already mentioned above. To do this, a TIM combined with SPE COZANI's assets and a TIM STAND ALONE flow were prepared. From the difference of the flows, it was possible to determine the value of the synergy that SPE COZANI's assets contributed to TIM.

The projections were made for the period deemed necessary, under full operating and administrative conditions, with the following assumptions:

- The Free Cash Flow was analytically projected for a period of 09 (nine) years, from 2022 to 2030, and considering perpetuity after 2030, with nominal growth of 3.2%;
- For the annual period, the fiscal year from January 1st to December 31st was considered;
- For the present value calculation, the mid-year convention was considered, i.e., cash flows are considered to be generated linearly throughout the year and therefore the mid-year point is the one that best represents the company's cash generation midpoint;
- The flow was projected in local currency and the present value calculated with a nominal discount rate (considering inflation);
- Unless otherwise indicated, the values were expressed in thousands of reais;
- In order to forecast the results in the company's future fiscal years of the company, we used consolidated balance sheets as of December 31st, 2021 (TIM combined and TIM STAND ALONE) as the starting balance sheets.

OPERATIONAL VALUE OF SPE COZANI SYNERGIES FOR TIM'S OPERATION

Synthesizing the previously mentioned items, detailed in Attachment 1, we arrive at the following figures:

WACC	10.4%	**10.8%**	11.1%
Perpetuity growth rate	3.2%	**3.2%**	3.2%
OPERATIONAL VALUE OF SPE COZANI'S SYNERGIES FOR TIM'S OPERATION			
DISCOUNTED CASH FLOW (9 YEARS)	7,057,292	**6,967,200**	6,878,758
DISCOUNTED RESIDUAL VALUE	11,018,839	**10,330,959**	9,701,194
ENTERPRISE VALUE OF SYNERGIES (BRL Thousand)	18,076,131	**17,298,159**	16,579,952

7. CONCLUSION

For purposes of compliance with article 256 (paragraph 1) of the Brazilian Corporations Law, in light of the examinations performed on the documentation mentioned above and based on APSIS studies, the experts concluded that the economic value of **TIM's** synergies with **SPE COZANI**, according to the discounted cash flow methodology, as of the valuation date of December 31st, 2021, is **R$ 17,298,159 thousand** (seventeen billion, two hundred and ninety-eight million, one hundred and fifty-nine thousand Brazilian reais).

The Appraisal Report **AP-00195/22-01a** was prepared in the form of a Digital Report (electronic document in Portable Document Format - PDF), with the certification of the technical responsible and printed by APSIS, consisting of 14 (fourteen) pages typed on one side and 03 (three) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF.02052, a company specialized in asset appraisal, legally represented below by its directors, is available for any clarifications that may be necessary.

São Paulo, May 18th, 2022.

LUIZ PAULO CESAR SILVEIRA:88668193791 Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791 Dados: 2022.05.18 13:38:47 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice President
Mechanical Engineer and Accountant
(CREA/RJ 1989100165 and CRC/RJ-118263/P-0)

BRUNO GRAVINA BOTTINO:13336187788 Assinado de forma digital por BRUNO GRAVINA BOTTINO:13336187788 Dados: 2022.05.18 13:40:35 -03'00'

BRUNO GRAVINA BOTTINO
Director

8. LIST OF ATTACHMENTS

1. APPRAISAL CALCULATIONS
2. DISCOUNT RATE
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Rua Bela Cintra, nº 1.200, Conjuntos 21 e 22
Cerqueira César, CEP 01415-001
Tel.: +55 (11) 4550-2701

ATTACHMENT 1

ASSUMPTIONS FOR FREE CASH FLOW - SYNERGY PERSPECTIVE

The free cash flow from synergies was calculated by means of the difference between the flow of TIM combined with SPE COZANI and TIM STAND ALONE, resulting in a free cash flow that considers only the synergy between the companies. The main differences between the flows can be seen in the groups highlighted below.

NET OPERATIONAL REVENUE

For the difference, additional revenue of R$ 2,063,285 thousand in 2022, growing to an additional R$ 4,924,878 thousand in 2030.

EBITDA MARGIN

By the difference, additional Margin of up to 3.9% in the long term, when perpetuity is calculated in 2030.

OPERATING CASH FLOW RESULT

For the difference, additional operating income of R$ 557,565 thousand in 2022 and R$ 2,105,153 thousand in 2030. After this period, perpetuity is calculated.

CAPEX

By the difference, reduction in percentage terms of CAPEX/Revenue of 3.4% in 2022, reaching a reduction of 2.3% in 2030.

FREE CASH FLOW OUTCOME

For the difference, additional cash result of R$ 517,396 thousand in 2022 and R$ 1,808,563 thousand in 2030. After this period, the perpetuity is calculated. It is noteworthy that, bringing these balances to present value, without considering the implicit period of perpetuity, it is estimated a present value of R$ 6,967,200 thousand.

CALCULATION OF THE OPERATIONAL VALUE

From the Operating Cash Flow projected for the next 09 (nine) years and the residual value of the company thereafter (considering a growth rate in perpetuity "g" of 3.2%), we discount these values to present value using the nominal discount rate of 10.8%.

Attachment 1B presents the free cash flow calculations for the synergies.

NET CASH AND NON-OPERATIONAL LIABILITIES

Since the present valuation aims to calculate the value of the synergy of SPE COZANI in TIM's operation, no analysis on net cash and non-operating assets and liabilities was raised, since, by accounting for the difference between the two valuations, the effect would be null or irrelevant.

OPERATIONAL VALUE OF SPE COZANI SYNERGIES FOR TIM'S OPERATION

Synthesizing the previously mentioned items detailed in Attachment 1B, we arrive at the following values for the flow differences:

WACC	10.4%	**10.8%**	11.1%
Perpetuity growth rate	3.2%	**3.2%**	3.2%
OPERATIONAL VALUE OF SPE COZANI'S SYNERGIES FOR TIM'S OPERATION			
DISCOUNTED CASH FLOW (9 YEARS)	7,057,292	**6,967,200**	6,878,758
DISCOUNTED RESIDUAL VALUE	11,018,839	**10,330,959**	9,701,194
ENTERPRISE VALUE OF SYNERGIES (BRL Thousand)	18,076,131	**17,298,159**	16,579,952

FREE CASH FLOW OF SYNERGIES BRL Thousand		2022	2023	2024	2025	2026	2027	2028	2029	2030
OPERATIONAL CASH FLOW		557.565	754.698	1.241.870	1.413.367	1.573.171	1.671.830	1.838.150	2.000.777	2.105.153
NET PROFIT FOR THE YEAR (+)		279.865	902.854	1.377.194	1.216.309	1.564.695	1.619.422	1.784.709	1.894.139	1.932.948
DEPRECIATION/AMORTIZATION (+)		2.869	7.947	11.737	277.084	47.524	83.527	121.534	159.096	195.736
CHANGE IN WORKING CAPITAL (-)		254.419	(156.103)	(147.061)	(80.025)	(39.049)	(31.119)	(68.093)	(52.459)	(23.530)
ADJUSTMENT TO PRESENT VALUE DEPRECIATION (+)		20.412	-	-	-	-	-	-	-	-
INVESTMENT CASH FLOW		(40.169)	(30.920)	(22.140)	(114.179)	(250.524)	(253.513)	(278.590)	(287.449)	(296.590)
FIXED AND INTANGIBLE INVESTMENTS (-)		(40.169)	(30.920)	(22.140)	(114.179)	(250.524)	(253.513)	(278.590)	(287.449)	(296.590)
FREE CASH FLOW		517.396	723.778	1.219.729	1.299.189	1.322.647	1.418.317	1.559.560	1.713.328	1.808.563
Partial Period		*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*
Mid-Year Convention		*0,50*	*1,50*	*2,50*	*3,50*	*4,50*	*5,50*	*6,50*	*7,50*	*8,50*
Discount Factor @ 10,3%	10,8%	*0,95*	*0,86*	*0,77*	*0,70*	*0,63*	*0,57*	*0,51*	*0,46*	*0,42*
Discounted Cash Flow		491.626	620.926	944.758	908.558	835.116	808.536	802.696	796.182	758.802
Amount to be perpetuated		*758.802*								
Perpetuity @ 3,18%	3,2%	10.330.959								

Enterprise Value BRL Thousand	17.298.159

ATTACHMENT 2

DETERMINING THE DISCOUNT RATE

The discount rate was calculated using the WACC methodology, a model in which the cost of capital is determined by the weighted average of the market value of the components of the capital structure (own and third-party), as shown in the table below.

CAPITAL STRUCTURE	
EQUITY	81%
DEBT	19%
EQUITY + DEBT	100%
LONG-TERM AMERICAN INFLATION	2.0%
LONG-TERM BRAZILIAN INFLATION	3.2%
COST OF EQUITY	
RISK FREE RATE (Rf)	1.7%
BETA u	0.54
BETA l	0.62
RISK PREMIUM (Rm - Rf)	6.0%
SIZE PREMIUM (Rs)	1.1%
BRAZIL'S RISK	3.1%
SPECIFIC RISK	1.0%
Ke Nominal in USD (=)	10.6%
Ke Nominal in BRL (=)	11.9%
COST OF DEBT	
Kd Nominal in BRL (=)	8.9%
Kd Nominal with Tax Benefit (=)	5.9%
WACC	
COST OF EQUITY	11.9%
COST OF DEBT	5.9%
NOMINAL DISCOUNT RATE IN BRL (=)	10.8%

The main assumptions adopted for the definition of the discount rate are listed below.

- **Capital structure** - It was based on the arithmetic average of the comparable companies selected for the Beta sample.
  Risk-free rate (cost of equity) - Corresponds to the average yield of the US T-Bond 20 years (Federal Reserve) between January 01st, 2019 and December 31st, 2021. Source: www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- **Beta u** - Equivalent to the historical average weekly Beta, over a period of 05 (five) years of the telecom sector, in which TIM is inserted. The sample of comparables was searched in the S&P Capital IQ.
- **Beta l** - Beta leveraged by the company's capital structure[1].
- **Risk premium** - Corresponds to the spread between SP500 and US T-Bond 20 years. Source: Supply Side.
- **Size premim** - Source: 2021 Valuation Handbook: Guide do Cost Capital. Chicago: LLC, 2021.
- **Brazil's Risk** - Corresponds to the average country risk between January 01st, 2019 and December 31st, 2021. Source: EMBI+, developed by JP Morgan and published by Ipeadata (www.ipeadata.gov.br).
- **Specific risk** - Based on discussions held with management and market studies received from consultants and banks, the appraisers believe that the parameters contained in the discount rate, from the

[1] $Beta\ r = Beta\ l \times (1 + (1 - t) \times (\frac{D}{E}))$.

standpoint of evaluation of the synergies of the acquisition of SPE COZANI by TIM, do not reflect the full risk of the transaction. Therefore, an additional risk add-on of 1.0% is deemed necessary.

- **Cost of debt -** It is determined by TIM's weighted average funding cost on the base date.
- **Effective income tax rate (*tax shield*) -** Considered the projected weighted average rate for TIM. Based on our calculations, this rate was estimated at 33.8%.
- **Long-term US inflation rate** - Source: https://www.federalreserve.gov/monetarypolicy/files/fomcprojtabl20220316.pdf.
- **Brazilian long-term inflation rate** - Source: https://www.bcb.gov.br/controleinflacao/historicometas.

ATTACHMENT 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Beta
A systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

CAPM (Capital Asset Pricing Model)
Model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

CFC (Conselho Federal de Contabilidade)
Brazilian Accounting Committee

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Control Premium
Value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of noncontrolling shares, which reflect the control power.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow)

Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest,Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB).
See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return
Discount rate where the present value

of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)

Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property

Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value

Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Levered Beta

Beta value reflecting the debt in capital structure.

Liability

Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity

Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach

Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple

Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt

Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets

Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets

Assets that are basic to the company's operations.

Operating Lease

That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company

An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)

Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value

The estimated present value of discounted net cash flows in the normal course of business.

Price

The amount by which a transaction is performed involving a property, a product or the right thereto.

Property

Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate

Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value

The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life

A property's remaining life.

Replacement Cost

A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Reproduction Cost

Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value in Use
Value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

W

WACC (Weighted Average Cost of Capital)
Model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

4. RIGHT TO WITHDRAW
(ANEXX 20 OF CVM RULING No. 481/09)

Item 4

Right to Withdraw

(Annex 20 of CVM Ruling No. 481/09)

(1) Describe the event that gave or will give rise to withdrawal and its legal basis

Acquisition by the Company of Cozani's control.

The shareholders dissenting from the approval will be entitled the right to withdraw in view of the absence of an appraisal report contemplating the net equity value of the shares issued by Cozani with its equity valued at market prices.

In this sense, in a conservatively manner, the Company's senior management concluded to offer the right to withdraw under the terms of article 256, §2 of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law").

(2) Specify the actions and classes to which the withdrawal applies

All existing common shares issued by the Company.

(3) Inform the date of the first publication of the meeting call notice, as well as the date of communication of the material fact regarding the resolution that gave or will give rise to the withdrawal

The Material Fact that announced the signing of the Purchase and Sale Agreement within the scope of Transaction was disclosed on January 29, 2021 and can be accessed on the Company's Investor Relations website (www.tim.com.br/ri), on the websites of the Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa e Balcão (www.b3.com.br). The call notice for the Shareholders' Extraordinary General Meeting convened with the special purpose of resolving on the ratification of the Transaction will have its first publication on May 25, 2022.

(4) Inform the period for exercising the right to withdraw and the date that will be considered for the purpose of determining the holders of the shares that may exercise the right to withdraw

The right to withdraw may be exercised by the shareholders that own common shares issued by the Company on an uninterrupted basis, from June 29, 2022, including, (date of the first publication of the minutes of the General Meeting) until July 29, 2022, which have not voted in favor of the Transaction, and refrained from voting or failed to attend the respective Extraordinary General Meeting, and expressly communicated their intention to exercise the right to withdraw, within thirty (30) days from the date of publication of the minutes of the Extraordinary General Meeting that approves the Transaction.

Pursuant to article 137, §1 of the Brazilian Corporation Law, the right to withdraw may only be exercised by dissenting shareholders in relation to the shares issued by the Company held thereby provenly, at the close of the trading session on January 28, 2021, the day immediately prior to the date of disclosure of the material fact which announced the signing of the Purchase and Sale Agreement within the scope of the Transaction (date of cut of the right to withdraw defined in compliance with the provisions of Circular Letter/Year-2022- CVM/SEP)).

The exercise of the right to withdraw will be exclusively on all shares and, therefore, the exercise of part of the shares held by the dissenting shareholder is not allowed.

(5) Specify the amount of the reimbursement per share or, if it is not possible to determine it previously, the senior management's estimate of this amount

The amount of the reimbursement to be paid to the Company's dissenting shareholders will be R$10.37 per share.

(6) Specify the method for calculating the refund amount

The amount to be paid as reimbursement to the Company's dissenting shareholders was calculated in accordance with article 10 of the Company's Bylaws. Based on the Company's financial statements as of December 31, 2021, the net equity value is of R$25,107,106,216.95. Accordingly, considering that the company's capital stock is composed of 2,420,804,398 shares, the book value per share is R$10.37.

(7) Specify whether the shareholders will be entitled to request preparation of the special balance sheet

The Company's shareholders will have the right to request preparation of the special balance sheet, pursuant to art. 45, §2 of the Brazilian Corporation Law.

(8) If the reimbursement amount is determined upon evaluation, list the experts or specialized companies recommended by the senior management

Not applicable, considering that the reimbursement to the Company's dissenting shareholders was calculated in accordance with article 10 of the Bylaws.

(9) In the event of merger, absorption of shares or merger involving parent and controlled companies or companies under common control:

a. Calculate stock replacement ratios based on the net equity value at market prices or other criteria accepted by CVM

Not applicable.

b. Inform if the stock replacement ratios prescribed in the transaction protocol are less advantageous than those calculated according to item 9(a) above

Not applicable.

c. Inform the reimbursement amount calculated based on the net equity value at market prices or other criteria accepted by CVM

Not applicable.

(10) Specify the book value of each share ascertained according to the latest approved balance sheet

The ascertained book-value of each share of the Company is R$10.37 on December 31, 2021

(11) Inform the price of each class or type of shares to which the withdrawal applies in the markets in which they are traded, identifying:

i. Minimum, average and maximum price of each year, for the past three (3) years

	2019	2020	2021
Maximum	14.47	16.26	13.99
Average	11.01	13.42	12.15
Minimum	9.48	11.00	10.89

ii. Minimum, average and maximum price of each quarter, for the past two (2) years:

	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22
Maximum	13.71	15.61	14.29	13.99	12.55	12.11	13.88	14.44
Average	12.51	13.75	12.69	12.89	11.81	11.48	12.48	13.32
Minimum	11.34	12.14	11.00	12.10	11.20	10.89	10.96	12.24

iii. Minimum, average and maximum price of each month, in the past six (6) months:

	Nov/21	Dec/21	Jan/22	Feb/22	Mar/22	Apr/22
Maximum	13.88	13.47	12.92	14.05	13.94	14.44
Average	12.86	12.93	12.65	13.48	13.19	13.67
Minimum	11.19	12.62	12.24	13.06	12.43	13.08

iv. Average price over the last ninety (90) days

	90 days
Maximum	14.44
Average	13.48
Minimum	12.43

TIM

5. INFORMATION ABOUT THE APPRAISER (ANNEX 21 OF CVM RULING No. 481/09)

Item 5

Appraiser Information

(Annex 21 of CVM Ruling No. 481/09)

(1) List the appraisers recommended by the senior management

Apsis Consultoria Empresarial Ltda., a limited liability company headquartered at Rua do Passeio, 62, Andar 6, Centro, Rio de Janeiro, RJ, enrolled with CNPJ/ME under No. 27.281.922/0001-70 ("Apsis").

(2) Describe the capacity of recommended appraisers

Apsis stands out in the market as an independent consulting company specialized in evaluations and in generating value for its customers:

- More than R$600 billion appraised in the past 3 years in assets;
- Financial, accounting and tax advice in processes for acquisition and funding of funds for several publicly and privately-held companies;
- Diagnosis for the adoption of new accounting pronouncements for various companies, from the most varied segments;
- More than 23 million assets inventoried and reconciled in the past 3 years;
- 2,000 customers, 80% of which are large companies;
- More than R$65 billion in real estate appraised in the past 5 years;
- More than 500 reports registered with CVM; and
- In the past 2 years, we have identified and evaluated more than R$40 billion in process of purchase price allocation.

In the accounting consulting part, the main services include: diagnosis and adoption of new pronouncements, pre-ppa in business combination operation, impairment test (CPC01), evaluation of biological assets and agricultural products (CPC29), evaluation of Stock Option (CPC10), evaluation for purchase and sale purposes, fairness opinion, judicial reorganization (Law No. 11,101/05), corporate restructuring (Law No. 6,404/76), merger and spin-off (articles 226, 227, 229, 252 and 264), real estate for income (CPC28), Law No. 12,973/14, CPC15, intangible assets (CPC04), economic-financial feasibility analysis, marking of investment funds quota and public offering of shares (OPA).

In addition to services related to mergers and acquisitions (M&A); total or partial sales, fundraising with *private equity* funds, strategic growth advice through *M&As - Buy Side, Due Diligences*, joint ventures, strategic alliances, financial, financial-real estate restructuring: purchase, sale, *sale and lease back* and *build to suit*.

The technician in charge is Mr. Luiz Paulo Silveira, Executive Director and founder of the Brazilian Committee of Business Appraisers (CBAN) of ANEFAC. Technician in charge in Brazil of the *International Association of Consultants, Valuators and Analysts* (IACVA), where he is certified as "*International Certified Valuation Analyst*" (ICVS).

Graduated in Mechanical Engineering from Universidade Federal Fluminense (UFFRJ) in 1989 and a master's degree in Business Administration from

Universidade Federal do Rio de Janeiro (COPPEAD-UFRJ) in 1991. Leading environmental auditor certified by Inmetro (ISO14001). He attended BV 201, BV 202 and BV 203, of the *Business Valuation* program of the *American Society of Appraisers* (ASA). He attended BV 301 - Evaluation of Intangible Assets by the *Institute of International Business* Valuers (IIBV), ASA's joint venture with the *Canadian Institute of Chartered Business Valuators* (ICBV).

(3) Provide a copy of the work proposals and remuneration of the recommended appraisers

Item 6 of this Senior Management Proposal.

(4) Describe any relevant relationship existing in the past three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter

There is no conflict of interest between Apsis and its appraisers and the Company, and there is no relationship between the appraisers and their senior managers and shareholders. Likewise, there has been no provision of services by Apsis to TIM Participações and TIM S.A. in the past three (3) years.

6. Copy of the work proposal and remuneration of appraisers (Item 3 of Annex 21 of CVM Ruling No. 481/09)


0.6830
IDGH
EJ+E
0.650
86.560
807.5
57.030
0.607
5.7540
540.5
0.7540
EFF
-WEF
405.4
2.2400
4.9870
8.6350
8.7860
5.3230
760.7

apsis

O VALOR DAS GRANDES DECISÕES

BUSINESS PROPOSAL

AP-00195/22 B

Company: TIM S.A.
C/O: Mrs. Manoela Suassuna

Business Contact:
Bruno Bottino
bruno.bottino@apsis.com.br
Caio Favero
Caio.favero@apsis.com.br

SINCE 1978,
CREATING VALUE

Apsis has stood out in the market as an independent consultancy firm specialized in appraisals and value generation for its clients.

Apsis' credibility and impartiality has made its results to be regarded as a reference for decision-making at major companies.

OUR SOLUTIONS

ASSET MANAGEMENT | *BUSINESS VALUATION* | *CONSULTING BUSINESS* | *TAX & ACCOUNTING ADVISORY* | SUSTAINABILITY

CERTIFICATES

IVSC International Valuation Standards Council | RICS | IBAPE | IIBV | CFC | IACVS

OUR NUMBERS

- More than **20,000** reports issued
- More than **R$ 23 million** in assets inventoried and reconciled in the last 3 years
- **2,000 clients**, 80% of which comprising major corporations
- More than **R$ 65 billion** in real estate properties appraised
- More than **R$ 600 billion** in assets appraised in the last 3 years
- More than **500 reports** registered with the CVM
- Apsis issued, in the last 2 years, 100 reports for premium allocation, identifying an amount of over **R$ 21 billion**
- **Financial, accounting and tax consulting** on acquisition and fundraising process for public and private companies
- **Diagnosis** for adoption of accounting pronouncements for companies of various segments

ACKNOWLEDGMENTS

We appreciate the confidence in our work. We're committed to a high standard and a prompt and customized service. Our experience in many different industries helps us to clearly identify the needs of your company and propose efficient solutions that suit your business. We hope that your acceptance results on a fruitful partnership.

Proposal AP-00195/22 B

February 28, 2022

TIM S.A.
Avenida das Américas, 3434 , Barra da Tijuca
Rio de Janeiro - RJ

C/O: Manuela Suassuna

Dear Mrs.

We are pleased to present our proposal to the requested services, and will be at your disposal in case of any questions or considerations.

Contatos Comerciais:
Bruno Bottino
bruno.bottino@apsis.com.br
Caio Favero
Caio.favero@apsis.com.br

1. PROJECT SCOPE

1.1. Understanding the situation

In the context of OI Móvel S.A. ("OI") filing for the Brazilian equivalent of Chapter 11, TIM S.A. ("TIM", or "company"), in partnership with Telefônica Brasil S.A. and Claro S.A., previse the acquisition of OI's mobile assets for a total amount of approximately R$16.5 billion, with TIM's share being of R$7.3 billion (approximately 44% of the total value) for the acquisition of around 40% of OI's mobile customer base, of the radiofrequency of approximately 49MHZ and of around 7,200 mobile access sites. In this context, the company's management sought APSIS to assist it in preparing the necessary report in compliance with Article 256 of the 'Lei das S.A.' (Brazilian Corporate Law) Item II, first paragraph.

1.2. Project description

Preparation of an appraisal report, within the investment perspective carried out by TIM, to determine the economic value of part of the Assets, Rights, and Obligations of UPI Ativos Móveis of OI, subject to the provisions of Art. 8 in compliance with Art. 256, § 1, of the Lei das S.A.

Scope Limitations

- The present scope does not include the compliance with Article 256 (Item I and Item II - paragraph 2) of Law No. 6,404/76 (Lei das S.A.).

- The scope does not include the assessment of conditioning considerations, such as Earn Out, Purchase Option, etc.
- This scope includes the free translation of the report into English but does not include the sworn translation service for the report or any other ancillary documents that, if necessary, will be charged in a separate addendum.

1.3. Required documentation

- The base date of the assessment. The company must validate with its legal advisors the base date to be considered.
- Trial balance (on the base date of the assessment).
- The company's financial statements for the last 3 years (if not applicable, send management's breakdown of revenues, costs and expenses).
- Identification of the assets and liabilities to be evaluated.
- Debt worksheet (banking, taxes, financing, partners, and parent company).
- Investment plan (future and ongoing).
- Projections prepared by third parties (excel file with formulas) evidencing the rationale for differentiating cash flows with and without the asset being valued.
- Municipal, state, and federal tax rates.
- Detailed rationale and acquisition value (cash, earn out, call option, etc.).
- Sales and Purchase Agreement (if there is no final version, send a draft or send the material fact with a description and rationales for the price paid).

If the documentation or the required information for conducting the proposed work is not provided by the client, and its acquisition or preparation results in additional working hours for APSIS, the additional hours will be ascertained and charged according to the current schedule of man/hour costs. The same charges will occur when documentation or information is substituted after the start of the project.

Any work not described in the present scope, directly or indirectly related to the proposal described, which is to be performed by APSIS as requested by the client, will be charged as additional working hours for APSIS' team. If requested, it can be the object of a new proposal. The hours in question will be ascertained and charged according to the current schedule of man/hour costs.

The scope of the proposal does not include hours for clarifications to the auditors. If necessary, additional hours will be charged according to the current schedule of man/hour costs.

2. METHODOLOGY

Although there are considerable differences between valuation methodologies, all of them derive from one common principle: replacement, which states that no investor would pay more for something if he can pay less for another equivalent and corresponding good.

Below is a summary of valuation methodologies.

- **Market Approach** - Aims to compare the company under analysis with other recently sold or for-sale companies in the market (multiples or market prices).

- **Asset Approach** - Analyzes the accounting records and value the book value of equity or the market value of equity. For the market value of equity, the necessary adjustments are made to the assets and liabilities registered in the balance sheet (difference between book value and market value).
- **Income approach** - Also known as discounted cash flow. In this approach, the market value of the company is equal to the sum of all the future monetary cash flows that it can offer to its shareholders (with projected future values being converted to present value by an appropriate discount rate).

The table below summarizes the aforementioned methodologies and shows its indications, difficulties and advantages. APSIS will determine the most appropriate methodology for each project.

APPROACH	MARKET	MARKET	ASSETS	INCOME
METHOD	Multiples	Stock Price	Market Value of Shareholder's Equity	Discounted Cash Flow
INDICATIONS	Multiples of the Companies Peers are available	Companies stocks are publicly traded	Companies with large capital	Companies that generate cash flow
	Significant market of comparable companies	Significant market of comparable companies	Companies that don't generate significant value from operations	Companies risks can be measured (discount rate)
ADVANTAGES	Analyzes how investors and other players are pricing the market	Considers market trends and the projected future results	Valuations based on the historical results of companies	Flexibility to measure opportunities, competitive advantages, growth and business profile
	Transaction values include control and liquidity premiums	Data available to the market	Conservative valuation method	Reflects the expected return considering risk (sector, company and country)
DIFFICULTIES	Separating the control and/or liquidity primiums from the transaction value	Similar companies may present different perspectives	When financial statements aren't audited	Macro and microeconomic changes affect projected scenarios
	Limited sample (few comparable companies)	Emerging markets tend to be more affected by short term macroeconomic variables	Economic possibilities and trends are not considered	Sensitivity to the capital structure and discount rate

3. PRESENTATION OF THE REPORT

The final report will be presented in digital form, that is, in Portable Document Format (PDF), and will be available to the client in an exclusive platform at our extranet for a period of 90 (ninety) days. The report can be presented in a digital format, signed via digital certification, or a printed version, to be sent to client.

4. DEADLINE

4.1 APSIS expects to present a draft of the report no later than March 24, 2022, taking into account that the proposal will be formally accepted until 03/03/2022. This estimate assumes that the contractor and all involved parties will provide all necessary information for the work be performed.

4.1. Upon receiving a draft of the report, the client will have 20 (twenty) days to request clarifications and/or approve the draft for publication of the final report. After that period, APSIS can consider the work to be complete, at which time it will be authorized to send the final invoice, regardless of the issuance of the final report. After the

draft is approved, APSIS will have a period of 5 (five) bussiness days to issue the final report.

4.2. Services will begin with the express approval of this proposal, submission of the down payment and receipt of all documents requested by APSIS.

4.3. Any alterations requested after the delivery of the digital report will be subject to a new quotation.

5. FEES

5.1. Professional fees for the services rendered, considering all taxes (as well as duties, emoluments, fiscal and para-fiscal contributions), will be **R$88,500.00 (eighty-eight thousand five hundred reais)**, to be paid in the following manner:

- 50,00% (fifty percent) of the total value, upon accepting the present proposal
- 50,00% (fifty percent) of the total value, upon delivery of the draft

5.2. For each step mentioned above, the expiration date of the corresponding invoice will be 5 (five) days counting from the occurrence of each event that led to the charge. After expiration, a rate of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% (two percent) penalty on the invoice for breach of contract.

5.3. Activities that go beyond the scope determined in this proposal will be informed to the client and charged through an activities report (issued by APSIS) containing a description of the activities and timesheet.

6. VALIDITY OF PROPOSAL

The present proposal is valid for 30 (thirty) days, counting from the date in which it was sent.

7. CONFIDENTIALITY

APSIS takes responsibility for maintaining absolute secrecy with respect to confidential information that it comes in contact with while rendering services. For the purposes of this proposal, all information will be considered confidential including any information APSIS might access while providing its services, either directly or indirectly.

Confidential information includes all types of oral, written, recorded and computerized disclosures or any other form disclousure made by the client or obtained in observations, interviews or analysis, including, appropriately and without limitations, all compositions, machinery, equipment, receipts, reports, outlines, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and all tangible and intangible manifestations of any nature.

APSIS, its consultants and employees have no interest, directly or indirectly, in the company(ies) involved or in the transaction described in this proposal.

8. GENERAL CONDITIONS

8.1. The basic parameters relevant to the scope of this project will be defined immediately after acceptance of this proposal to allow enough time for the adequate planning of the project.

8.2. Our work does not represent an audit of financial statements or a review of the work performed by the client's auditors. Therefore, our work cannot be considered or interpreted as an opinion or conclusion in this regard.

8.3. The present proposal can be rescinded by a mutual agreement between both parties. In this case, APSIS will

collect payment fees (as determined in Chapter 5) proportionally to the amount of work already performed.

8.4. Traveling and lodging expenses are not included in the value of this proposal. If necessary, they will be charged separately, being subject to the client's prior approval. In case said arrangements are performed directly by APSIS, the costs will be charged to the client (the receipts for such costs will be properly accounted for), being exempt from any taxation as they do not constitute the object of the herein contract.

8.5. The parties have elected the city of Rio de Janeiro as the relevant jurisdiction and court, excluding any other courts, no matter how privileged they may be, to resolve any matter that may arise during the realization of this proprosal, as well as all situations not mentioned in this document.

FR031734

9. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documentation required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

LUIZ PAULO CESAR SILVEIRA
Technical Vice President

MIGUEL CÔRTES CARNEIRO MONTEIRO
Director

Acceptance:

Rio 14th March 2022
(Location / Date)

Legal Representative

Company Registration Number (CRN):

Witness 1: Marcela Paiva Suamunc Witness 2:

Identification number: 806.902.117-91 Identification number:

RIO DE JANEIRO
Rua do Passeio, 62, 6º andar
Centro • Rio de Janeiro • RJ
CEP 20021-280
Tel.: +55 21 2212-6850

SÃO PAULO
Rua Bela Cintra, 1200, Conjuntos 21 e 22
Cerqueira Cesar • São Paulo • SP
CEP 01415-001
Tel.: +55 11 4550-2701

MINAS GERAIS
Tel.: +55 31 98299-6678
apsis.mg@apsis.com.br

7. Appointed Members of the Company's Board of Directors for ratification

TIM

Nominees to the Positions as Board of Directors Members of the Company and Attendance at Board Meetings

Name	Date of Birth	Occupation	CPF/ Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates *	% of Attendance at Board Meetings**
Adrian Calaza	March 8, 1967	Bachelor of Business Administration	XDD931202	Board Member	April 26, 2022	April 26, 2022	AGO 2023	Member of the Control and Risks Committee	Yes	No	-	-
Michela Mossini	September 29, 1968	Bachelor of Economy	YA4595942	Board Member	April 26, 2022	April 26, 2022	AGO 2023	Member of the Control and Risks Committee and of the Environmental, Social & Governance Committee	Yes	No	-	-

* Number includes mandates in TIM S.A. and TIM Participações S.A., the latter merged into TIM S.A. On Aug. 31, 2020.

** Percentage includes participation in the meetings of TIM S.A. and TIM Participações S.A., the latter merged into TIM S.A. on Aug. 31, 202

8. Participation of Candidates for Members of the Company's Board of Directors in the Meetings of the Advisory Committees

Attendance of Company's Board of Directors Nominees at Board of Directors' Advisory Committees' Meetings

Control and Risks Committee	
Name	**Attendance at Committee Meetings (%)**
Adrian Calaza	N/A*
Michela Mossini	N/A*

*The Board member was not a member of the Control and Risks Committee between 01.01.2021 and 31.12.2021

Environmental, Social & Governance Committee	
Nome	**Attendance at Committee Meetings (%)**
Michela Mossini	N/A*

* The Board member was not a member of the Environmental, Social & Governance Committee between 01.01.2021 and 31.12.2021